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[LETTERHEAD OF SIDLEY AUSTIN BROWN & WOOD LLP]

December 13, 2004

VIA EDGAR SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:        Ms. Julia E. Griffith

Re:
Cephalon, Inc.
Schedule TO, filed November 16, 2004
SEC File No. 005-41753

Ladies and Gentlemen:

        On behalf of Cephalon, Inc. (the "Company"), we are writing in response to the comments contained in the staff's comment letter dated December 9, 2004 (the "Comment Letter") with respect to the Company's Tender Offer Statement on Form TO, as filed with the SEC on November 16, 2004 (the "Schedule TO"). On the date hereof, the Company has filed Amendment No. 1 to its Schedule TO ("Amendment No. 1"). For the convenience of the staff's review, we have set forth the comments contained in the Comment Letter along with the responses of the Company.

Offer to Exchange Cover Page

1.
Please revise your disclosure to include the date that the old notes were issued.

  RESPONSE: The Company has revised its disclosure as requested.

Summary Financial Information, page 2

2.
Revise your disclosure to include the earnings per share information required by Item 1010(b)(2) of Regulation M-A.

  RESPONSE: Information required by Item 1010(b)(2) of Regulation M-A has not been included because the Company has informed us that it has determined that any pro forma effect of the exchange offer on earnings per share would not be material.

Special Note Regarding Forward-Looking Statements, page 20

3.
On page 21 you state that you will not update forward-looking statement "except as required by law." Please revise this disclosure to clarify your obligation under Rules 13e-4(d)(2) to amend the document to reflect a material change in the information previously disclosed.

  RESPONSE: The Company has revised its disclosure as requested.

The Exchange Offer, page 23
Conditions to the Exchange Offer, page 26

4.
We note that you may waive the conditions you list in your document at any time in your sole discretion. Please confirm your understanding that if you waive a material condition, the offer must remain open for at least five business days after that waiver.

  RESPONSE: The Company hereby confirms its understanding that if it waives a material condition, the offer must remain open for at least five business days after that waiver.

Exchange Agent, page 30

5.
You state that the exchange agent will be paid "customary compensation for its services...." Revise to provide the information required by Item 1009(a) of Regulation M-A.

  RESPONSE: The Company has revised its disclosure as requested.

Where You can Find More Information, page 67

6.
Schedule TO does not specifically allow you to forward incorporate disclosure in subsequently filed documents. In fact, doing so is inconsistent with the technical requirements of General Instruction F of Schedule TO and your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.

  RESPONSE: The Company has revised its disclosure to clarify that it is not forward incorporating disclosure in subsequently filed documents.

        In addition, in response to your Comment Letter, the Company has advised us as follows:

  •
  the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

  •
  staff comments or changes to disclosure in response to staff comments in the Schedule TO do not foreclose the Commission from taking any action with respect to the Schedule TO; and

  •
  the Company acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

        If you have any questions regarding the foregoing or Amendment No. 1, please contact the undersigned at (312) 853-4161 or John M. Limongelli of the Company at (610) 738-6515.

Very truly yours,
/s/ PRAN JHA
Pran Jha
cc:
John M. Limongelli

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